3628

SEC
Mail Processing
Section

DEC 30 2009

Washington, DC
122

FOSTER'S
GROUP

09047527

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Trading Update – 2010 First Half Earnings'

SUPPL

Released: 18 December 2009

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

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FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

18 December 2009

TRADING UPDATE – 2010 FIRST HALF EARNINGS

Foster's Group Limited (Foster's) today announced an update on year to date trading.

Carlton & United Breweries (CUB) continues to perform in line with Foster's expectations.

Unfavourable exchange rate movements are expected to negatively impact first half wine earnings by between $80 to $90 million. The major currency impacts are expected to be an approximate 9 cent increase in the average $US dollar and an 8 pence increase in the average pound sterling exchange rates compared to the prior period. Foster's reminds investors that exchange rate movements have both a transaction and translation impact on earnings.

Foster's notes a wide range of currency assumptions in current broker analyst forecasts, some of which are out of step with prevailing rates.

The new management team in Americas is implementing the new strategy, however prevailing recessionary conditions remain challenging and are resulting in lower volume and net sales revenue. Foster's performance and performance of the wine market generally, in the key states of California, Texas, Illinois and Florida are below expectations. The on premise environment continues to suffer from lower patronage and lower priced purchases. US holiday season trading reflects a continuing weak consumer environment and increased price discounting across the market.

In Australia and New Zealand wine sales continue to be impacted by oversupply with volume declines in commercial wines partially offset by growth in premium wines.

In Europe good growth in the Nordics and Continental Europe is offsetting the impact of challenging market conditions in the UK and Ireland.

Overall wine performance in the first half will be below Foster's expectations given the significant impact of exchange rate movements and US market conditions. Foster's continues to monitor market and trading conditions and will provide further comments at the time of the first half results announcement on 16 February 2010.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623